Exhibit 4.2

Incorporated in the Cayman Islands Weidai Ltd. This is to certify that is / are the registered shareholders of: No. of Shares Type of Share Par Value USD Date of Record Certificate Number % Paid 100.00 The above shares are subject to the Memorandum and Articles of Association of the Company and transferable in accordance therewith. Director Director / Secretary